September 10, 2010

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	PacifiCorp
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-05152
Dear Mr. Owings:
This correspondence is being filed in response to comments received from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") by letter dated August 27, 2010 (the "Comments") with respect to PacifiCorp's Annual Report on Form 10-K ("Form 10-K") for the fiscal year ended December 31, 2009. The numbering below corresponds to the numbering of the Comments, which have been incorporated into this response letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance, page 119
1.
For each director identified beginning on page 119, please expand your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. See to Item 401(e) of Regulation S-K.
Response: In response to the Staff's comment, in future filings PacifiCorp will expand its disclosure in response to Item 401(e) of Regulation S-K to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of PacifiCorp's business and structure. Had the expanded disclosures been included in PacifiCorp's Form 10-K for the fiscal year ended December 31, 2009, the first section of Item 10 would have been as follows:

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
September 10, 2010

Item 10.
Directors, Executive Officers and Corporate Governance
PacifiCorp is an indirect subsidiary of MEHC and its directors consist of executive management from both MEHC and PacifiCorp. Each director was elected based on individual responsibilities, experience in the energy industry and functional expertise. There are no family relationships among the executive officers, nor any arrangements or understandings between any executive officer and any other person pursuant to which the executive officer was appointed. Set forth below is certain information, as of January 31, 2010, with respect to each of the current directors and executive officers of PacifiCorp:
Gregory E. Abel, 47, Chairman of the Board of Directors and Chief Executive Officer of PacifiCorp since 2006. Mr. Abel has been Chief Executive Officer of MEHC since 2008, director since 2000, President since 1998, and was Chief Operating Officer from 1998 to 2008. Mr. Abel joined MEHC in 1992 and has extensive executive management experience in the energy industry.
Douglas L. Anderson, 51, Director. Mr. Anderson has been a director of PacifiCorp since 2006 and Senior Vice President, General Counsel and Corporate Secretary of MEHC since 2001. Mr. Anderson joined MEHC in 1993 and has significant legal experience, including expertise in corporate governance; mergers and acquisitions; and ethics and compliance programs.
Micheal G. Dunn, 44, President of PacifiCorp Energy and director of PacifiCorp since February 2010; President of Kern River Gas Transmission Company (“Kern River”), an indirect subsidiary of MEHC, from 2007 to January 2010; and Vice President of Operations, Information Technology and Engineering, of Kern River from 2005 to 2007. Mr. Dunn joined Kern River in 1990 and has significant operational, engineering and leadership expertise in the energy industry, including managing large construction projects and asset management.
Brent E. Gale, 58, Director. Mr. Gale has been a director of PacifiCorp and Senior Vice President, Regulation and Legislation, of MEHC since 2006; and was Senior Vice President, Legislation and Regulation, of MidAmerican Energy Company, an indirect subsidiary of MEHC, from 2004 to 2006. Mr. Gale has been employed by MEHC and its predecessor companies since 1976 and has extensive regulatory experience in the utility industry at both the federal and state levels.
Patrick J. Goodman, 43, Director. Mr. Goodman has been a director of PacifiCorp since 2006 and Senior Vice President and Chief Financial Officer of MEHC since 1999. Mr. Goodman joined MEHC in 1995 and has significant financial experience, including expertise in mergers and acquisitions; accounting; treasury; and tax functions.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
September 10, 2010

Natalie L. Hocken, 40, Vice President and General Counsel of Pacific Power and director of PacifiCorp since 2007 and Assistant General Counsel of PacifiCorp from 2005 to 2007. Ms. Hocken joined PacifiCorp in 2002 and has significant legal experience in the utility industry, including expertise in litigation and federal and state regulatory compliance.
Mark C. Moench, 54, General Counsel of PacifiCorp since 2007; director of PacifiCorp and Senior Vice President and General Counsel of Rocky Mountain Power since 2006; Senior Vice President, Legal, of MEHC from 2005 to 2006; and Vice President and General Counsel of Kern River from 2002 to 2005. Mr. Moench has significant experience regarding federal and state regulation; mergers and acquisitions; and transmission permitting.
R. Patrick Reiten, 48, President of Pacific Power and director of PacifiCorp since 2006. Mr. Reiten served as President and Chief Executive Officer of PNGC Power from 2002 to 2006, after joining PNGC Power in 1993. Mr. Reiten has significant operational, public policy and leadership experience in the energy industry, including expertise in transmission and distribution systems; community relations; and regulatory matters.
Douglas K. Stuver, 46, Senior Vice President and Chief Financial Officer of PacifiCorp since 2008, Controller of PacifiCorp Energy from 2006 to 2008 and Controller of PacifiCorp's commercial and trading business unit from 2004 to 2006. Mr. Stuver joined PacifiCorp in 2004 and has significant financial and energy risk management experience.
A. Richard Walje, 58, President of Rocky Mountain Power since 2006, Executive Vice President from 2004 to 2006, director of PacifiCorp since 2001, and Chief Information Officer from 2000 to 2006. Mr. Walje joined PacifiCorp in 1986 and has significant operational, engineering, and leadership experience in the utility industry, including expertise in transmission and distribution systems; customer services; and information technology.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
September 10, 2010

Item 11. Executive Compensation, page 121

Annual Incentive Plan, page 122
2.
We note your disclosure in the first paragraph on page 122 that the annual discretionary cash incentive awards under your Annual Incentive Plan are not based on a specific formula or cap. However, you then state that "an individual NEO's performance is measured against defined objectives…." Please disclose these objectives for each of your NEO's and whether the objectives were met. See Item 402(b) of Regulation S-K.
Response: Under PacifiCorp's Annual Incentive Plan, amounts awarded to each eligible NEO are determined on a subjective basis at the sole discretion of PacifiCorp's chief executive officer and are not based on a specific formula or cap. When evaluating each NEO's performance award, the chief executive officer considers a variety of factors, including the NEO's performance, PacifiCorp's overall performance and each NEO's contribution to that overall performance. Mr. Abel evaluates performance using financial and nonfinancial principles, including customer service; operational excellence; financial strength; employee commitment and safety; environmental respect; and regulatory integrity, as well as each NEO's response to issues and opportunities that arise during the year. As part of PacifiCorp's business planning and management process, each NEO develops a number of goals that align with PacifiCorp's six principles. The number of goals for each NEO ranged from 27 to 113 for 2009, with an average of 79 goals. The goals are not weighted, and there is no formula that links the goals to the amounts awarded to each NEO under the Annual Incentive Plan. No goal or factor was individually material to this annual incentive compensation determination for 2009.

In response to the Staff's comment, in future filings PacifiCorp will modify its disclosure in response to Item 402(b) of Regulation S-K to more clearly convey the chief executive officer's determination of amounts paid under the Annual Incentive Plan. Had the modified disclosure been included in PacifiCorp's Form 10-K for the fiscal year ended December 31, 2009, the Annual Incentive Plan discussion in Item 11 would have been as follows:

Annual Incentive Plan

Under our Annual Incentive Plan, or AIP, all NEOs, other than Mr. Abel, are eligible to earn an annual discretionary cash incentive award, which is determined on a subjective basis at Mr. Abel's sole discretion and is not based on a specific formula or cap. Mr. Abel considers a variety of factors in determining each NEO's performance award including the NEO's performance, our overall performance and each NEO's contribution to that overall performance. Mr. Abel evaluates performance using financial and non-financial principles, including customer service; operational excellence; financial strength; employee commitment and safety; environmental respect; and regulatory integrity, as well as the NEO's response to issues and opportunities that arise during the year. No factor was individually material to Mr. Abel's determination regarding the amounts paid to each NEO under the AIP for 2009. Approved awards are paid prior to year-end.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
September 10, 2010

PacifiCorp hereby acknowledges that: (1) PacifiCorp is responsible for the adequacy and accuracy of the disclosure in the filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) PacifiCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 503-813-5608.
Sincerely,

/s/ Douglas K. Stuver
Douglas K. Stuver
Senior Vice President and Chief Financial Officer
PacifiCorp